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FEB 27 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35151

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/11_____ AND ENDING _____12/31/11_____

                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GOULD, AMBROSON & ASSOCIATES LTD.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 OLD COUNTRY ROAD, SUITE 337

                                   (No. and Street)

GARDEN CITY	NEW YORK	11530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__MATTHEW E. ECKSTEIN__   __(516) 741-0500__

                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    BATTAGLIA AVELLINO CPA's PC

                         (Name – *if individual, state last, first, middle name*)

7 DAWSON STREET	HUNTINGTON STATION	NEW YORK	11746
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __MATTHEW E. ECKSTEIN_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__GOULD, AMBROSON & ASSOCIATES LTD._____ , as of __DECEMBER 31_____ , 20_11___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

L. GEROD NADLER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01NA6085851
QUALIFIED IN SUFFOLK COUNTY
MY COMMISSION EXPIRES JAN. 6, 20 /5

Matthew G. Silverstein
Signature

V. P.

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GOULD, AMBROSON & ASSOCIATES LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2011

GOULD, AMBROSON & ASSOCIATES LTD.
FINANCIAL STATEMENTS
DECEMBER 31, 2011

TABLE OF CONTENTS

Report of Independent Certified Public Accountants 1

Financial Statements

    Balance Sheet 2

    Statement of Income 3

    Statement of Cash Flows 4

    Statement of Changes in Stockholders' Equity 5

Notes to Financial Statements .... 6 - 7

Supplemental Schedules

    Schedule 1 - Statement of Changes in Liabilities
                  Subordinated to Claims of Creditors 8

    Schedule 2 - Computation of Net Capital 9

Independent Auditor's Report on Internal Accounting Controls
Required by SEC Rule 17a-5 .... 10 - 11

BATTAGLIA, AVELLINO, CPA'S, P.C.
Certified Public Accountants
7 Dawson Street
Huntington Station, NY 11746
Tel: (631) 424-6505 • Fax: (631) 424-6511

Mr. Jay A. Ambroson
Gould, Ambroson & Associates Ltd.
600 Old Country Road - Suite 337
Garden City, New York 11530

INDEPENDENT AUDITOR'S REPORT

Gentlemen:

We have audited the accompanying balance sheet of Gould, Ambroson & Associates Ltd. as of December 31, 2011, and the related statements of income, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gould, Ambroson & Associates Ltd. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our examination was made for the purposes of forming an opinion on the basic financial statements taken on a whole of Gould, Ambroson & Associates Ltd. The supplementary data included in Schedules 1 and 2 is presented for supplementary analysis purposes and is not necessary for a fair presentation of the financial position of Gould, Ambroson & Associates Ltd. The supplementary data has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is stated fairly in all material respects only when considered in conjunction with the financial statements taken as a whole.

Battaglia, Avellino, CPA's, P.C.

Certified Public Accountants
February 15, 2012

GOULD, AMBROSON & ASSOCIATES LTD.
BALANCE SHEET
DECEMBER 31, 2011

ASSETS

CURRENT ASSETS
Cash $ 91,965
Accounts receivable   184,615
Deposit   25,000

    Total Current Assets $ 301,580

    Total Assets $ 301,580

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Commissions payable $ 216,102

    Total Current Liabilities $ 216,102

    Total Liabilities   216,102

STOCKHOLDERS' EQUITY
Common stock   15,000
Additional paid in capital   71,245
Retained earnings (deficit)   (767)

    Total Stockholders' Equity   85,478

    Total Liabilities and Stockholders' Equity $ 301,580

GOULD, AMBROSON & ASSOCIATES LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUE

Commissions - Mutual Funds	$ 1,104,387	
Commissions - Individual Trades	296	
Interest income	99	
Total Revenue		$ 1,104,782

GENERAL AND ADMINISTRATIVE

Commission expense	1,073,234	
Professional fees	5,100	
Clearing fees	6,081	
Licenses, dues and permits	564	
Insurance	1,778	
Regulatory fees	3,589	
Office expenses	13,436	
Total General and Administrative Expenses		1,103,782
Income from Operations		1,000

OTHER INCOME AND EXPENSES

New York State Corporate filing fee		(1,000)
Other Income (expenses) - Net		(1,000)

NET INCOME $ - 0 -

GOULD, AMBROSON & ASSOCIATES LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES

Net income		$ - 0 -
Adjustments to Reconcile Net Loss to Net		
Cash Provided by Operating Activities:		
Changes in Assets and Liabilities Affecting		
Operating Activities:		
Increase in accounts receivable	$ (10,145)	
Increase in commissions payable	18,234	
Increase in deposits	(25,000)	
		(16,911)
Net Cash Used by Operating Activities		(16,911)

CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES

Increase in additional paid in capital	25,000
Net Cash Provided by Investing Activities	25,000
Net Increase in Cash	8,089
Cash at beginning of year	83,876
Cash at end of year	$ 91,965

GOULD, AMBROSON & ASSOCIATES LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid-In Capital	Retained Deficit
Balance, January 1, 2011	$ 15,000	$ 46,245	$ (767)
Capital contributions	- 0 -	25,000	- 0 -
Net income (loss)	- 0 -	- 0 -	- 0 -
Balance, December 31, 2011	$ 15,000	$ 71,245	$ (767)

GOULD, AMBROSON & ASSOCIATES LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 1 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

Gould, Ambroson & Associates Ltd., (the Company) is registered as a broker-dealer in securities and futures transactions under the Securities Exchange Act of 1934. The Company is registered with the SEC and is approved by the FINRA.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and Pershing, LLC, all individual security transactions of the Company and its customers are introduced and cleared of a fully disclosed basis through Pershing, LLC. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Pershing, LLC.

The following is a summary of significant accounting policies followed by the Company:

<u>Securities Valuation</u>

Marketable securities are valued at market value as determined by the last reported sales price on the last business day of the year, with related changes in unrealized appreciation or depreciation reflected in net income. At December 31, 2011, the Company did not maintain a position in any marketable securities.

<u>Subchapter "S" Corporation</u>

Federal and NYS Corporation taxes have not been provided, as the Company has elected Subchapter "S" status and the stockholders include the Company's earnings on their individual tax returns.

<u>Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GOULD, AMBROSON & ASSOCIATES LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 2 -   **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 for the FINRA and also requires that the ratio of aggregate indebtness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 the Company had net capital of $85,478 which was $35,478 in excess of the amount required.

NOTE 3 -   **RESERVE REQUIREMENTS**

The Company does not hold funds or securities for, or owe money or securities to, customers. Therefore, the Company is exempt from the reserve requirements as defined by the Securities and Exchange Commission under Rule 15c3-3.

NOTE 4 -   **EXCESS NET CAPITAL**

The computation of net capital was compared to the computation of net capital reported on the Unaudited Focus Report as of December 31, 2011. There were no material differences in the computation of net capital of Gould, Ambroson & Associates Ltd.

GOULD, AMBROSON & ASSOCIATES LTD.
STATEMENTS OF LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2011

SUPPLEMENTAL SCHEDULE 1

Balance - Beginning of Period	$ - 0 -
Changes	- 0 -
Balance - End of Period	$ - 0 -

GOULD, AMBROSON & ASSOCIATES LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

Net Capital

    Total Stockholders' Equity $ 85,478

Deductions and/or charges
  Non-allowable assets   - 0 -

Net capital before haircuts on securities position   85,478

Haircuts on securities position   - 0 -

Net Capital (Note 2) $ 85,478

Aggregate Indebtness (Note 2)
  Items included in the statement of financial condition

    Commissions Payable $ 216,102

Computation of Basic Net Capital Requirement
  Minimum net capital required $ 50,000

Excess Net capital (Note 2 & 4) $ 35,478

BATTAGLIA, AVELLINO, CPA'S, P.C.
Certified Public Accountants
7 Dawson Street
Huntington Station, NY 11746
Tel: (631) 424-6505 • Fax: (631) 424-6511

Gould, Ambroson & Associates Ltd.
600 Old Country Road - Suite 337
Garden City, New York 11530

Gentlemen:

We have audited the financial statements of Gould, Ambroson & Associates Ltd. for the year ended December 31, 2011 and have issued our report thereon dated February 15, 2012. As part of our audit, we made a study and evaluation of the Company's system of internal accounting controls to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Gould, Ambroson & Associates Ltd., that we considered relevant to the objectives stated in Rule 17a-5 (g) and in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11).

The management of the Company is responsible for establishing and maintaining a system of internal accounting controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system of internal accounting control of Gould, Ambroson & Associates Ltd. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Commission Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission and FINRA and should not be used for any other purpose.

Battaglia, Avellino, CPA's, P.C.
Certified Public Accountants

February 15, 2012

SEC Mail
Mail Processing
Section

FEB 27 2012

Washington, DC
106

BATTAGLIA, AVELLINO, CPA'S P.C.
Certified Public Accountants
7 Dawson Street
Huntington Station, NY 11746-4021
Tel: (631) 424-6505 / Fax: (631) 424-6511

Mr. Jay A. Ambroson
Gould, Ambroson & Associates Ltd.
600 Old Country Road - Suite 337
Garden City, New York 11530

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year end December 31, 2010, which were agreed to by Gould, Ambroson & Associates Ltd.'s and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Gould, Ambroson & Associates Ltd.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Gould, Ambroson & Associates Ltd.'s management is responsible for the Gould, Ambroson & Associates Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected inform SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct and examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Battaglia, Avellino, CPA's, P.C.

Certified Public Accountants
February 15, 2012